Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
____________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number	E-mail Address

+852-2514-7620	ygao@stblaw.com

October 28, 2021

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam

Mr. Steve Lo

Re:	BEST Inc. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 16, 2021 File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2021 (the “September 29 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 16, 2021 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the September 29 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. Where the Company’s responses contain proposed revisions to disclosure in the Annual Report, we have included page numbers to refer to the location in the Annual Report where the original disclosure appeared, and such revisions are typed in non-bold underline font for ease of reference; where the Company proposes additional disclosure, such additional disclosure is typed in regular non-underlined font for ease of reading.

daniel fertig adam C. furber YI GAO ADAM S. GOLDBERG MAKIKO HARUNARI Ian C. Ho JONATHAN HWANG anthony d. king celia c.l. lam jin hyuk park kathryn king sudol christopher k.s. wong resident partners

simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
October 28, 2021	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Item 3. Key Information
D. Risk Factors, page 5

1.	We note you provide risk factor disclosures under “Risks Related to Our Corporate Structure,” starting at page 22 and “Risk Related to Doing Business in the People’s Republic of China,” starting at page 27. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section.

In response to the Staff’s comment, the Company will present the risk factor disclosures under each of “Risks Related to Our Corporate Structure” and “Risk Related to Doing Business in the People’s Republic of China” at the front of the Risk Factors section in its future annual reports on Form 20-F.

In addition, expand your disclosure to specifically address the following risks:

•	Investors may never directly hold equity interests in the Chinese operating company;

The Company proposes to improve its original disclosure, on page 42 of the Annual Report, as follows in its future annual reports on Form 20-F:

Our ordinary shares and ADSs are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and our VIEs that have substantive business operations in China. As a result, certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands with no business operations. Substantially all of our assets are located outside the U.S. Our business is mainly conducted through our wholly-foreign owned enterprises and our VIEs in the PRC. We do not and are not, and holders of our ordinary shares and ADSs do not and are not, legally permitted to have any, or more than the permitted percentage of, equity interest in our VIEs as current PRC laws and regulations restrict foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business. As a result, we provide the services that may be subject to such restrictions in the PRC through our VIEs, and we operate our businesses in the PRC through certain contractual arrangements with our VIEs. For a summary of such contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Variable Interest Entity Contractual Arrangements.” Our ordinary shares and ADSs are equity securities of a Cayman Islands holding company rather than equity securities of our subsidiaries and our VIEs. In addition, all of our directors and executive officers and the experts named in this annual report reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against them in the U.S. in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Simpson Thacher & Bartlett
October 28, 2021	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	Chinese regulatory authorities could disallow your VIE structure, which would likely result in a material change in the value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless; and

Please refer to the Company’s response to the Staff’s comment 2, below.

•	Legal and operational risks associated with being based in China could result in a material change in the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company proposes to add the following disclosure in its future annual reports on Form 20-F. Please also refer to the Company’s responses to (i) the Staff’s comment 1, bullet 4, below, and (ii) the Staff’s comment 3, below.

“We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” Any such action, once taken by the PRC government, could cause the value of our securities, including our ADSs, to significantly decline or become worthless.”

•	Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

Simpson Thacher & Bartlett
October 28, 2021	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company proposes to revise its original disclosure, on page 28 of the Annual Report, as follows in its future annual reports on Form 20-F:

There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

Simpson Thacher & Bartlett
October 28, 2021	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	Risks that any actions by the Chinese government to exert more oversight and control over your securities that are listed overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Please refer to the Company’s responses to (i) the Staff’s comment 1, bullet 4, above, and (ii) the Staff’s comment 3, below.

2.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company proposes to revise its original risk factor disclosure, starting on page 22 of the Annual Report, to acknowledge this risk as follows in its future annual reports on Form 20-F:

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in the operations of our VIEs.

Under current PRC laws and regulations, foreign enterprises or individuals may not invest in or operate domestic mail delivery services and tobacco retail business and foreign ownership of Internet information services is subject to restrictions. According to the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2020 Version), or the Negative List 2020, which was promulgated jointly by the MOFCOM and the NDRC on June 23, 2020 and became effective on July 23, 2020, foreign investment is prohibited in the establishment of any postal enterprise and in domestic express delivery of mail. Postal enterprises refer to the China Post Group and its wholly-owned enterprises or controlled enterprises providing postal services, as well as other services including but not limited to mail delivery, postal remittances, savings and issuance of stamps and production and sale of philatelic products. In addition, according to the Interim Measures for the Operation and Administration of Road Freight Transport based on Internet Platforms promulgated by the Ministry of Transport and the State Taxation Administration in 2019, enterprises that operate an internet platform for road freight transport, such as our entities that operate our BEST UCargo business, must satisfy legal requirements regarding operational internet information service such as obtaining their own ICP licenses. Foreign investors are generally not permitted to own more than 50% of the equity interests in a value-added telecommunication service provider (other than business of e-commerce, domestic multiparty communication, store-and-forward business and call center). Any such foreign investor must also have experience and a good track record in providing value-added telecommunications services overseas. Also, foreign investors are forbidden to invest in wholesale or retail business of tobacco leaves, cigarettes, redried tobacco leaves or other tobacco products.

Simpson Thacher & Bartlett
October 28, 2021	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

We are a Cayman Islands company and our PRC subsidiaries wholly owned by us are considered wholly-foreign owned enterprises. Accordingly, none of these subsidiaries are eligible to operate domestic mail delivery services, value-added telecommunications business and tobacco retail business in China, including operation of an internet platform for road freight transport in connection with our BEST UCargo business. It is also practically and economically not possible to separate the delivery of mail from the delivery of non-mail items in our day-to-day services. To ensure compliance with the PRC laws and regulations, we conduct such domestic mail delivery services and value-added telecommunications business (other than those in connection with BEST UCargo) through Hangzhou BEST Network Technologies Ltd., our VIE, and its subsidiaries, our BEST UCargo business through Hangzhou BEST Information Technology Services Co., Ltd., also our VIE, and its subsidiaries and our tobacco retail business through a subsidiary (WOWO) of Hangzhou Baijia Business Management Consulting Co., Ltd., also our VIE. Our company and Zhejiang BEST Technology Co., Ltd., or Zhejiang BEST, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Network Technologies Ltd. and its shareholders, and our company and BEST Logistics Technology (China) Co., Ltd., or BEST Logistics China, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou BEST Information Technology Services Co., Ltd. and its shareholders, and our company and BEST Store Network (Hangzhou) Co., Ltd., or BEST Store Network, our wholly-owned subsidiary in China, have entered into a series of contractual arrangements with Hangzhou Baijia Business Management Consulting Co., Ltd. and its shareholders, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs and are also obligated to absorb the expected losses of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP.

If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with its restrictions on foreign investment in domestic express delivery services of mail, value-added telecommunications business or tobacco retail business, if such restrictions change or are interpreted differently in the future, or if the PRC government otherwise finds that we, our VIEs, or any of its subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, we could be subject to severe penalties or be forced to relinquish our interests in the operations of our VIEs. The relevant PRC regulatory authorities would have broad discretion in dealing with such violations or failures, including, without limitation: (i) revoking the business licenses and/or operating licenses of these entities; (ii) discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs; (iii) imposing fines, confiscating the income from our PRC subsidiaries or VIEs, or imposing other requirements with which such entities may not be able to comply; (iv) requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or (v) restricting or prohibiting our use of the proceeds of our initial public offering and convertible senior notes issuances to finance our business and operations in China.

Any of these actions would cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. New PRC laws, rules and regulations may be introduced to impose additional requirements that may impose additional challenges to our corporate structure and contractual arrangements. In addition, relevant PRC regulatory authorities could disallow our VIE structure. If any of the foregoing were to occur, and as a result we were unable to direct the activities of our VIEs, receive the economic benefits from our VIEs and/or claim our contractual control rights over the assets of our VIEs and their subsidiaries that conduct substantially all of our operations in China, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP, which would likely materially and adversely affect our financial condition and results of operations, and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

Simpson Thacher & Bartlett
October 28, 2021	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

3.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of existing ADSs to significantly decline or be worthless.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, starting on page 27 of the Annual Report, to acknowledge this risk as follows in its future annual reports on Form 20-F:

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Substantially all of our operations are conducted in the PRC and substantially all of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct securities offerings overseas and/or allow any foreign investments in issuers with substantial operations in China. The PRC government may intervene or influence the operations of an issuer with substantial operations in China, such as our company, at any time, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “—There are uncertainties with respect to the PRC legal system, including uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and sudden or unexpected changes in policies, laws, rules and regulations in the PRC that could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Simpson Thacher & Bartlett
October 28, 2021	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

4.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your ADSs and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, starting on page 13 of the Annual Report, as follows in its future annual reports on Form 20-F. In addition, the Company proposes to make corresponding revisions to “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security” in its future annual reports on Form 20-F.

Our business generates and processes a large quantity of data, and improper handling of or unauthorized access to such data may adversely affect our business.

We face risks related to complying with applicable laws, rules and regulations relating to the collection, use, disclosure and security of personal information, as well as any requests from regulatory and government authorities relating to such data.

The PRC regulatory and enforcement regime with regard to data security and data protection has continued to evolve. There are uncertainties on how certain laws and regulations will be implemented in practice. PRC regulators have been increasingly focused on regulating data security and data protection. We expect that these areas will receive greater attention from regulators, as well as attract public scrutiny and attention going forward. This greater attention, scrutiny and enforcement, including more frequent inspections, could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For example, the PRC Data Security Law and certain other recently promulgated rules and regulations (i.e. Protection of Safety of Critical Information Infrastructure, which became effective on September 1, 2021) impose data security and privacy obligation on entities involved in data activities, which may vary based upon the importance of data and the harm it may cause. We mainly engage in logistics and ancillary business and our business operation generally involve data related to logistics business operation. Such data have not been specifically categorized as important data or core data as by the PRC Data Security Law. As of the date of this annual report, we have not been designated as operator of critical information infrastructure by the PRC governmental authorities. We believe that the PRC Data Security Law would not impose any substantial difficulties on us. However, we could not rule out the possibility that our data may be deemed as important data/core data or we may be deemed to be a critical information infrastructure operator, which would subject us to additional supervisory requirements. Any incompliance on such additional supervisory requirements may subject us to fines, order to rectify, suspension of users registration, revocation of business certificate and other penalties, which may have material adverse effect on our business, operations and financial condition as well as the price of our securities.

Simpson Thacher & Bartlett
October 28, 2021	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. The PRC Data Security Law provides that the state shall establish a data security review mechanism on data processing activities that do or may affect national security. Cybersecurity Review is conducted by an office under the Cyberspace Administration of China pursuant to the Cybersecurity Review Measures. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the cybersecurity related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effect on our business, financial condition or results of operations. As of the date of this annual report, we have not been informed by any PRC governmental authority of any requirement that we file for a cybersecurity review. We have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China or other competent authorities nor do we expect that current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations, and we have not received any inquiry, notice, warning, or sanction in such respect. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, such as the recent draft amendment of the Cybersecurity Review Measures which provides that operators engaging in data processing who hold more than one million users’ individual information and seek listing outside China shall file for cybersecurity review with the Cybersecurity Review Office under the Cyberspace Administration of China. As we hold more than one million users’ individual information obtaining from e-commerce platforms and shippers which are requisite for our logistics operation, we could be subject to cybersecurity review by the Cyberspace Administration of China or other competent authorities, and if so, we may not be able to pass such review.

We believe that we are in compliance with the regulations and policies that have been issued by the Cyberspace Administration of China and other competent PRC regulatory authorities on cybersecurity as of the date of this annual report. However, as uncertainties remain regarding the interpretation and implementation of applicable PRC laws and regulations, we cannot assure you that we will comply with such laws and regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition as well as price of our securities. If we are unable to manage these risks, our reputation and results of operations could be materially and adversely affected. For further details please see “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Internet Security.”

We also grant limited access to specified data on our technology platform to certain other ecosystem participants. These third parties face the same challenges and risks inherent in handling and protecting large volumes of data. Any system failure or security breach or lapse on our part or on the part of any of such third parties that results in the release of user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

In addition, we are subject to additional laws in other jurisdictions in which we operate and where our ecosystem participants are located. The laws, rules and regulations of other jurisdictions, such as the U.S., Europe and Southeast Asian countries, may impose more stringent or conflicting requirements and penalties than those in China, compliance with which could require significant resources and costs. Our policies and practices concerning the collection, use and disclosure of user data are posted on our websites. Any failure, or perceived failure, by us to comply with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Simpson Thacher & Bartlett
October 28, 2021	-10-	Division of Corporation Finance U.S. Securities and Exchange Commission

Item 4. Information on the Company
C. Organizational Structure, page 79

5.	We note you provide a corporate structure diagram here which is also followed by your disclosure of variable interest entity contractual arrangements. Please address the following:

•	Revise to present these disclosures more prominently in your filing by placing them towards the forepart of Item 4. Information on the Company;

In response to the Staff’s comment, the Company will present these disclosures at the front of “Item 4. Information on the Company” in its future annual reports on Form 20-F.

•	Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements;

The Company proposes to revise its original disclosure, starting on page 80 of the Annual Report, as follows in its future annual reports on Form 20-F:

Variable Interest Entity Contractual Arrangements

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, domestic mail delivery services, value-added telecommunication business as well as tobacco retail business, we, similar to all other entities with foreign-incorporated holding company structures operating in our industry in the PRC, provide the services that may be subject to such restrictions in the PRC through Hangzhou BEST Network Technologies Co., Ltd., or Hangzhou BEST Network, Hangzhou BEST IT Information Technology Services Co., Ltd., or Hangzhou BEST IT, and Hangzhou Baijia Business Management Consulting Co., Ltd., or Hangzhou Baijia, our VIEs, all of which are incorporated in the PRC and 100% owned by PRC legal persons. Two PRC individuals, Wei Chen and Lili He, who are relatives of Mr. Shao-Ning Johnny Chou and Hangzhou Ali Venture Capital Co., Ltd., a domestic PRC company and consolidated entity of Alibaba, hold 36.285%, 36.285% and 27.43%, respectively, equity interest in Hangzhou BEST Network. Wei Chen and Lili He each holds 50% equity interest in each of Hangzhou BEST IT and Hangzhou Baijia.

The currently effective contractual arrangements by and among us, our wholly-owned PRC subsidiaries, our VIEs, and our VIEs’ shareholders include (i) certain equity pledge agreements, shareholders’ voting rights proxy agreements, exclusive call option agreements and certain loan agreements, which provide us with effective control over our VIEs; (ii) certain exclusive technical services agreements, which allow us to receive substantially all of the economic risks and benefits generated from the operations of the VIEs and their subsidiaries. As a result of our contractual arrangements with our VIEs and their shareholders, we are the primary beneficiary of the VIE, and, therefore, include the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP as if they were our wholly-owned subsidiaries.

Simpson Thacher & Bartlett
October 28, 2021	-11-	Division of Corporation Finance U.S. Securities and Exchange Commission

These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. If the VIEs or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the VIEs is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties regarding the interpretation and enforcement of the relevant laws and regulations. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any record holder of equity interest in the VIEs, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

Hangzhou BEST Network holds a courier service operation permit that allows it to provide domestic mail delivery services in addition to parcel delivery services and an ICP license that allows it to provide value-added telecommunication services, all of which may constitute part of our comprehensive service offerings. Certain subsidiaries of Hangzhou BEST IT have obtained ICP licenses that would allow them to provide value-added telecommunication services in connection with our BEST UCargo business. WOWO, a subsidiary of Hangzhou Baijia, has obtained the tobacco monopoly retail license that would allow it to conduct tobacco retail business in connection with BEST Store+ business.

We generated 73% of our revenue from continuing operations through our VIEs for the year ended December 31, 2020. The following is a summary of the contractual arrangements that provide us with effective control of the VIEs and their respective subsidiaries and that enable us to receive substantially all of the economic benefits from their operations.

*        *         *

Simpson Thacher & Bartlett

October 28, 2021	-12-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	Revise your corporate structure diagram to include the other two VIEs, Hangzhou BEST IT and Hangzhou Baijia; and disclose your contractual agreements with each of them.

The Company proposes to revise its corporate structure diagram as follows in its future annual reports on Form 20-F:

BEST Inc.
(Cayman Islands)
BEST Capital Inc.
(Cayman Islands)
BEST Store
Network Limited
(Cayman Islands)
BEST Capital Holding
Limited.
(British Virgin Islands)
BEST Store Network
Holding Limited.
(British Virgin Islands)
VIE Equity Holders
BEST Capital
Management Limited.
(Hong Kong)
BEST Store Network
Management Limited.
(Hong Kong)
Hangzhou Baijia
Business Management
Consulting Co., Ltd.
[the "VIE"]
Xinyuan Financial
Leasing (Zhejiang)
Co., Ltd.
BEST Store Network
(Hangzhou) Co., Ltd.
VIE Equity Holders
Hangzhou BEST
Network
Technologies Co.,
Ltd.
[the "VIE"]
Eight Hundred Logistics
Technologies Corporation
(British Virgin Islands)
BEST Logistics
Technologies Limited
(Hong Kong)
VIE Equity Holders
Hangzhou BEST
Information
Technology
Services Co., Ltd.
[the "VIE"]
Zhejiang BEST Technology
Co., Ltd.
BEST Logistics Technologies (China)
Co., Ltd.
Solid Line: Equity Interest (all 100% unless otherwise indicated)
Dotted Line: Contractual arrangements
Legend
Outside China
Inside China

Simpson Thacher & Bartlett

October 28, 2021	-13-	Division of Corporation Finance U.S. Securities and Exchange Commission

In addition, the Company proposes to supplement its disclosure with the following in its future annual reports on Form 20-F:

“Contracts that give us effective control of Hangzhou BEST IT

Loan Agreement

BEST Logistics China entered into a loan agreement with Wei Chen and Lili He in 2020, which replaced the original loan agreement entered into in 2019. Pursuant to this loan agreement, BEST Logistics China has granted an interest-free loan to each of Hangzhou BEST IT’s equity holders, which may only be used for the purpose of a capital contribution to Hangzhou BEST IT. BEST Logistics China agreed not to ask the Hangzhou BEST IT’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou BEST IT’s equity holders undertook, among others, not to transfer any of its equity interests in Hangzhou BEST IT to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou BEST IT to BEST Logistics China or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST Logistics China relinquishes its rights under the relevant loan agreements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among us, BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, Hangzhou BEST IT’s equity holders have granted BEST Logistics China and us, or a party designated by us or BEST Logistics China, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou BEST IT at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou BEST IT has further granted BEST Logistics China and us, or a party designated by us or BEST Logistics China, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At our sole discretion, we have the right to decide whether the option and other rights granted under the agreement will be exercised by us, BEST Logistics China or a party designated by us. Each of Hangzhou BEST IT’s equity holders may not, among other things, transfer any part of their equity interests to any party other than to us or BEST Logistics China, or a party designated by us or BEST Logistics China, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou BEST IT, terminate or cause to terminate any material contracts of Hangzhou BEST IT, or cause Hangzhou BEST IT to declare or distribute profits, bonuses or dividends. We are obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou BEST IT in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and BEST Logistics China are not entitled to request repayment if Hangzhou BEST IT or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or BEST Logistics China, or a party designated by us or BEST Logistics China, or if we or BEST Logistics China unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou BEST IT and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Simpson Thacher & Bartlett

October 28, 2021	-14-	Division of Corporation Finance U.S. Securities and Exchange Commission

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among us, BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, each of Hangzhou BEST IT’s equity holders has irrevocably authorized any person designated by BEST Logistics China, with our consent, to exercise its rights as an equity holder of Hangzhou BEST IT in a manner approved by us, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou BEST IT.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Logistics China, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) and its equity holders, dated October 23, 2019, the relevant equity holders of Hangzhou BEST IT have pledged all of their equity interests in Hangzhou BEST IT as a continuing first priority security interest in favor of BEST Logistics China to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou BEST IT and/or its equity holders under the other contractual arrangements. BEST Logistics China is entitled to exercise its right to dispose of the pledged interests held by Hangzhou BEST IT’s equity holders in the equity of Hangzhou BEST IT and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables us to receive substantially all of the economic benefits from Hangzhou BEST IT

Exclusive Technical Services Agreement

On October 23, 2019, Hangzhou Baisheng Investment Management Co., Ltd. (later renamed as Hangzhou BEST IT) entered into an exclusive technical services agreement with BEST Logistics China, pursuant to which BEST Logistics China provides exclusive technical services to Hangzhou BEST IT. In exchange, Hangzhou BEST IT pays a service fee to BEST Logistics China that is based on a predetermined formula based on the financial performance of Hangzhou BEST IT. During the term of this agreement, BEST Logistics China is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou BEST IT. BEST Logistics China will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST Logistics China notifies Hangzhou BEST IT of its intent not to renew with at least three months’ prior notice. BEST Logistics China is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou BEST IT is not entitled to unilaterally terminate this agreement under any circumstances.

Simpson Thacher & Bartlett

October 28, 2021	-15-	Division of Corporation Finance U.S. Securities and Exchange Commission

Contracts that give us effective control of Hangzhou Baijia

Loan Agreement

BEST Store Network entered into a loan agreement with Wei Chen and Lili He in 2020. Pursuant to this loan agreement, BEST Store Network has granted an interest-free loan to each of Hangzhou Baijia’s equity holders, which may only be used for the purpose of a capital contribution to Hangzhou Baijia. BEST Store Network agreed not to ask Hangzhou Baijia’s equity holders to repay the loans unless the relevant equity holder violates its undertakings provided in the loan agreements. Hangzhou Baijia’s equity holders undertook, among others, not to transfer any of its equity interests in Hangzhou Baijia to any third party. The loans are repayable by such equity holders through a transfer of their equity interests in Hangzhou Baijia to BEST Store Network or its designated party, in proportion to the amount of the loans to be repaid. The loan agreements remain effective until the relevant loans are repaid in full or BEST Store Network relinquishes its rights under the relevant loan agreements.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement among us, BEST Store Network, Hangzhou Baijia and its equity holders, dated May 13, 2020, Hangzhou Baijia’s equity holders have granted BEST Store Network and us, or a party designated by us or BEST Store Network, the exclusive and irrevocable call option rights to purchase part or all of their equity interests in Hangzhou Baijia at an exercise price equal to the minimum price as permitted by applicable PRC laws. Hangzhou Baijia has further granted BEST Store Network and us, or a party designated by us or BEST Store Network, an exclusive call option to purchase part or all of its assets also at an exercise price equal to the minimum price as permitted by applicable PRC laws. At our sole discretion, we have the right to decide whether the option and other rights granted under the agreement will be exercised by us, BEST Store Network or a party designated by us. Each of Hangzhou Baijia’s equity holders may not, among other things, transfer any part of their equity interests to any party other than to us or BEST Store Network, or a party designated by us or BEST Store Network, pledge or create or permit any security interest or similar encumbrance to be created on all or any part of its equity interests, increase or decrease the registered capital of Hangzhou Baijia, terminate or cause to terminate any material contracts of Hangzhou Baijia, or cause Hangzhou Baijia to declare or distribute profits, bonuses or dividends. We are obligated, to the extent permitted by PRC laws, to provide financing support to Hangzhou Baijia in order to meet the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and BEST Store Network are not entitled to request repayment if Hangzhou Baijia or its equity holders are unable to repay such financial support. The exclusive call option agreement remains in effect until all the equity interests or assets that are the subject of the agreement are transferred to us or BEST Store Network, or a party designated by us or BEST Store Network, or if we or BEST Store Network unilaterally terminate the agreement with 30 days’ prior written notice. Unless otherwise provided by law, Hangzhou Baijia and its equity holders are not entitled to unilaterally terminate this agreement under any circumstances.

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the shareholders’ voting rights proxy agreement among us, BEST Store Network, Hangzhou Baijia and its equity holders, dated May 13, 2020, each of Hangzhou Baijia’s equity holders has irrevocably authorized any person designated by BEST Store Network, with our consent, to exercise its rights as an equity holder of Hangzhou Baijia in a manner approved by us, including but not limited to the rights to attend and vote at equity holders’ meetings and appoint directors and senior management. The proxy agreement remains effective until such time as the relevant equity holder no longer holds any equity interest in Hangzhou Baijia.

Simpson Thacher & Bartlett

October 28, 2021	-16-	Division of Corporation Finance U.S. Securities and Exchange Commission

Equity Pledge Agreement

Pursuant to the equity pledge agreement among BEST Store Network, Hangzhou Baijia and its equity holders, dated May 13, 2020, the relevant equity holders of Hangzhou Baijia have pledged all of their equity interests in Hangzhou Baijia as a continuing first priority security interest in favor of BEST Store Network to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by Hangzhou Baijia and/or its equity holders under the other contractual arrangements. BEST Store Network is entitled to exercise its right to dispose of the pledged interests held by Hangzhou Baijia’s equity holders in the equity of Hangzhou Baijia and has priority in receiving payment by the application of proceeds from the auction or sale of such pledged interests, in the event of any breach or default under the loan agreements or other contractual arrangements, if applicable. All of the equity pledges have been registered with the relevant office of the Administration for Market Regulation in China. The equity pledge agreement will expire when all obligations under this equity pledge agreement or under the aforementioned loan agreement, exclusive call option agreement, shareholders’ voting rights proxy agreement and exclusive technical services agreement have been satisfied.

Contract that enables us to receive substantially all of the economic benefits from Hangzhou Baijia

Exclusive Technical Services Agreement

On May 13, 2020, Hangzhou Baijia entered into an exclusive technical services agreement with BEST Store Network, pursuant to which BEST Store Network provides exclusive technical services to Hangzhou Baijia. In exchange, Hangzhou Baijia pays a service fee to BEST Store Network that is based on a predetermined formula based on the financial performance of Hangzhou Baijia. During the term of this agreement, BEST Store Network is entitled to adjust the service fee at its sole discretion without the consent of Hangzhou Baijia. BEST Store Network will exclusively own any intellectual property arising from the performance of this agreement. This exclusive technical services agreement has an initial contract term of 20 years and may be automatically renewed for another 20 years unless BEST Store Network notifies Hangzhou Baijia of its intent not to renew with at least three months’ prior notice. BEST Store Network is entitled to terminate the agreement unilaterally with 30 days’ prior written notice, while Hangzhou Baijia is not entitled to unilaterally terminate this agreement under any circumstances.”

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 83

6.	We note from page 80 that you generated 73% of your revenue from continuing operations through your VIEs for the year ended December 31, 2020 and that consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Simpson Thacher & Bartlett

October 28, 2021	-17-	Division of Corporation Finance U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company proposes to supplement its disclosure, under Item 5.A. of the Annual Report, as attached hereto as Exhibit A in its future annual reports on Form 20-F.

B. Liquidity and Capital Resources, page 105

7.	We note from page 106 that “[a]s a holding company with no material operations of [your] own, [you] are a corporation separate and apart from [your] subsidiaries and [your] VIEs and therefore, must provide for [your] own liquidity.” Please revise to address the following:

•	Provide a clear description of how cash is transferred through your organization and disclose the amounts of cash and cash equivalent held by each of your VIEs for the periods reported. In addition disclose your intentions to settle amounts owed under the VIE agreements;

•	Quantify for the periods reported any cash flows and transfers of other assets by type that have occurred between the holding companies, their subsidiaries, and consolidated VIEs, and direction of transfer;

•	Quantify any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding companies and which entity made such transfer, and their tax consequences;

•	Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company proposes to supplement its disclosure, under Item 5.B. of the Annual Report, with the following in its future annual reports on Form 20-F:

“Our main sources of cash funding for our VIEs have included short-term loans from local banks and financial institutions, cash generated from operations, and inter-company loans provided by other subsidiaries of our company. As of December 31, 2019 and 2020, our VIEs held cash and cash equivalents of RMB610.2 million and RMB265.5 million (US$40.7 million), respectively.

For the years ended December 31, 2018, 2019 and 2020, subsidiaries of our company provided cash support to our VIEs in the amounts of RMB3.4 billion, RMB4.3 billion and RMB5.1 billion, respectively, through our inter-company cash pool. During the same periods, our VIEs made repayments to said subsidiaries in the amounts of RMB3.6 billion, RMB3.2 billion and RMB4.4 billion, respectively, through the inter-company cash pool. Other than the aforementioned cash transfers, there was no other asset transfer between our subsidiaries, our VIEs and our company.

Simpson Thacher & Bartlett

October 28, 2021	-18-	Division of Corporation Finance U.S. Securities and Exchange Commission

No dividend or distribution was made through our subsidiaries or consolidated VIEs to our company during the years ended December 31, 2018, 2019 and 2020.

During the years ended December 31, 2018, 2019 and 2020, there was no restriction or limitation on our company’s ability to receive earnings from our subsidiaries or to distribute them to U.S. investors. Likewise, there was no restriction or limitation on our consolidated VIEs to settle obligations under the consolidated VIE contractual arrangements. Historically, no distribution of earnings has been made due to the fact that a majority of our subsidiaries and our VIEs were still in a cumulative loss financial position.”

Consolidated Balance Sheets, page F-5

8.	Please tell us if any of the assets of your consolidated VIEs, as disclosed on page F-18, can be used only to settle obligations of the consolidated VIEs. If true, tell us why you do not present these assets separately on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25. If not, disclose the reasons why there is no separate reporting in your footnote disclosure.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, on the consolidated balance sheets of the Annual Report, as attached hereto as Exhibit B in its future annual reports on Form 20-F.

In addition, the Company proposes to supplement its disclosure, on page F-19 of the Annual Report, with the following in its future annual reports on Form 20-F:

“Except for the VIE’s assets previously mentioned, there are no other assets of the consolidated VIEs that can be used only to settle obligations of the consolidated VIEs.”

9.	We note from your consolidated balance sheets on pages F-5 and F-6 that you report the aggregate amounts of current liabilities and non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary. Please tell us the amounts without recourse of each line item of current and non-current liabilities presented in the consolidated balance sheets. In addition, tell us why reporting in aggregate is appropriate.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, on the consolidated balance sheets of the Annual Report, as attached hereto as Exhibit B in its future annual reports on Form 20-F.

Simpson Thacher & Bartlett

October 28, 2021	-19-	Division of Corporation Finance U.S. Securities and Exchange Commission

Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation, page F-12

10.	We note from page F-18 that you present the aggregate carrying amounts of the assets, liabilities and the results of operations of the VIEs. Please tell us the quantitative and qualitative information about the different risk and reward characteristics of each VIE you have considered to conclude that aggregation is appropriate. In addition, disclose how similar entities are aggregated pursuant to ASC 810-10-50-9. Also refer to ASC 810-10-50-10.

The Company respectfully advises the Staff that the Company has assessed the similarity of its VIEs, namely, Hangzhou BEST Network Technologies Co., Ltd. (“Hangzhou BEST Network”), Hangzhou BEST Information Technology Services Co., Ltd. (“Hangzhou BEST IT”) and Hangzhou Baijia Commercial Consulting Co., Ltd (“Hangzhou Baijia”), and their subsidiaries, by considering both quantitative and qualitative information about the different risk and reward characteristics of each VIE and the significance of each VIE to the Company.

From a qualitative perspective, the purpose of each VIE is to comply with PRC laws and regulations that prohibit foreign ownership of companies in China engaged in domestic mail delivery services, value-added telecommunications business, tobacco retail business and operation of an internet platform for road freight transport. In addition, the structure of the VIEs is similar as each VIE enters into a series of similar contractual arrangements with the same shareholders. The assets held by the VIEs are similar and mostly relate to daily operations of transportation-related services. The Company’s involvement with these VIEs is also similar. The Company directs the operating activities of the VIEs that most significantly impact the Company’s economic performance. The Company also provides technical and financial support to the VIEs pursuant to the contractual arrangements.

From a quantitative perspective, during the fiscal year ended December 31, 2020, Hangzhou BEST Network and its subsidiaries accounted for about 90% of the Company’s total assets, total liabilities, total revenue and total loss from continuing operations per the consolidated financial information disclosed on pages F-18 and F-19 of the Annual Report. The other two VIEs, namely, Hangzhou BEST IT and Hangzhou Baijia, and their subsidiaries, are immaterial compared with Hangzhou BEST Network. In addition, the Company respectfully advises the Staff that in the segment reporting note on page F-74 of the Annual Report, the Company also disclosed its revenue generated from the Express delivery segment, which mainly represents revenue from Hangzhou BEST Network and its subsidiaries.

Based on the above analysis, the Company believes that presenting information on an aggregated basis is more helpful and instructive for third parties to understand the nature and amount of the Company’s involvement with the consolidated VIEs.

Simpson Thacher & Bartlett

October 28, 2021	-20-	Division of Corporation Finance U.S. Securities and Exchange Commission

In addition, the Company proposes to supplement its disclosure, on page F-18 of the Annual Report, with the following in its future annual reports on Form 20-F:

“The carrying amounts of the assets, liabilities and the results of operations of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.”

2. Summary of Significant Accounting Policies
Liquidity and Going Concern, page F-21

11.	We note you describe conditions that indicate there is substantial doubt about your ability to continue as a going concern. We also note you describe your plans to improve those conditions. Please revise to disclose your evaluation of the significance of those conditions in relations to your ability to meet your obligation and how your plans are specifically to mitigate those conditions that raise substantial doubt about your ability to continue as a going concern. Refer to ASC 205-40-50-13.

In response to the Staff’s comment, the Company proposes to revise its original disclosure, starting on page F-21 of the Annual Report, as follows in its future annual reports on Form 20-F:

“As reflected in the Group’s financial statements, ~~for the year ended December 31, 2020,~~ the Group has incurred net losses from continuing operations of RMB1,638,068 (US$257,945) ~~and generated positive~~ for the year ended December 31, 2020, as compared to the generation of net income from continuing operations of RMB172,702 for the year ended December 31, 2019. The Company’s gross profit decreased significantly from RMB1,637,327 for the year ended December 31, 2019 to RMB238,140 (US$36,495) for the year ended December 31, 2020. Cash flows from continuing operating activities ~~of~~ decreased from RMB1,131,226 for the year ended December 31, 2019 to RMB11,188 (US$1,715) ~~which was much lower than the positive cash flows generated from continuing~~ for the year ended December 31, 2020. The significant deterioration of operating results was mainly ~~activities for the year ended December 31, 2019~~ due to the negative impact of ~~COVID-19 in the first quarter of 2020 and~~ intense market competition in the express and freight delivery services market in China which has resulted in significant downward pressure on the prices the Group can charge for its express and freight delivery services. The Company was also negatively impacted by the COVID-19 outbreak in the first quarter of 2020. As of December 31, 2020, the Group had a total cash position of RMB3,754,390 (US$575,386) which included cash and cash equivalents, current restricted cash and short-term investments, a working capital deficiency of RMB3,266,538 (US$500,621) and an accumulated deficit of RMB17,710,964 (US$2,714,324) which included accumulated losses from operations of RMB8,217,157 (US$1,259,334) and accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares issued and outstanding prior to the Group’s initial public offering of RMB9,493,807 (US$1,454,990).

~~These~~ Given the prolonged price war, the Company’s cash on hand and cash provided by operating activities may be insufficient to cover its liquidity needs that will become due within one year after the date on which the financial statements are issued. The above adverse conditions indicate there is substantial doubt about the Group’s ability to continue as a going concern. Management has developed the following plans to improve these conditions: (i) implement various measures in its strategic refocusing plan which includes execution of the wind-down plan for the Store+ segment from late 2020 to reduce its operating cash outflows and suspension of the provision of certain fleet and equipment lease services under BEST Capital for the foreseeable future to reduce its investing cash outflows; (ii) realign its businesses to adapt to the evolving competitive market conditions and execute additional measures to manage and reduce its costs and expenditures to better improve operating cash flows; and (iii) seek other strategic alternatives in certain business segments or raise additional financing in the near term.

Simpson Thacher & Bartlett

October 28, 2021	-21-	Division of Corporation Finance U.S. Securities and Exchange Commission

There is uncertainty surrounding the Group’s ability to successfully execute its strategic refocusing plan and generate sufficient operating cashflows in the current environment due to the unpredictability of the current price war in the express delivery services segment and the continued impact of the COVID-19 outbreak to the PRC and global economy ~~and the duration of the current price war in the express delivery services segment~~. Further, as described in Note 28, subsequent to December 31, 2020, the Group secured borrowings of RMB465,661 (US$71,366) through the securitization of certain financing receivables pertaining to its BEST Capital business and about RMB578,136 (US$88,603) of short-term bank loans maturing in one year, which allows the Group to reinforce its refocusing plan and enhance liquidity. Although the Group has achieved encouraging initial results from the execution of its strategic refocusing plan and reduced its costs and expenditures in the first quarter of 2021 for certain business segments, if the Group is unsuccessful in its efforts or is unable to seek other strategic alternatives or raise additional financing in the near term, the Group may be required to significantly reduce or scale back its operations. The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that may be necessary should the Group be unable to continue as a going concern.”

*          *          *

Simpson Thacher & Bartlett

October 28, 2021	-22-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures

cc:	Shao-Ning Johnny Chou, Chief Executive Officer
George Chow, Chief Strategy and Investment Officer
Gloria Fan, Chief Financial Officer
BEST Inc.

Yingmao Tang
Hangyu Long
King & Wood Mallesons

Wisely Han
Acacia Yu
Ernst & Young Hua Ming LLP

Exhibit A

		For the years ended December 31, 2020
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Revenue from continuing operations	9,098,475	21,846,838	-	(950,284)	29,995,029
Revenue from discontinued operations	1,766,349	636,600	-	(202,390)	2,200,559
Total revenue	10,864,824	22,483,438	-	(1,152,674)	32,195,588

Net loss from continuing operations	813,476	869,592	-	-	1,683,068
Net loss from discontinued operations	301,906	66,250	-	-	368,156

		For the years ended December 31, 2019
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Revenue from continuing operations	11,165,320	22,332,789	-	(1,139,422)	32,358,687
Revenue from discontinued operations	2,275,068	715,106	-	(172,972)	2,817,202
Total revenue	13,440,388	23,047,895	-	(1,312,394)	35,175,889

Net income from continuing operations	74,786	97,916	-	-	172,702
Net loss from discontinued operations	340,558	51,212	-	-	391,770

		For the years ended December 31, 2018
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Revenue from continuing operations	8,293,882	17,870,056	-	(1,047,961)	25,115,977
Revenue from discontinued operations	2,271,598	592,378	-	(18,974)	2,845,002
Total revenue	10,565,480	18,462,434	-	(1,066,935)	27,960,979

Net income/(loss) from continuing operations	(249,309)	142,063	-	-	(107,246)
Net loss from discontinued operations	375,971	25,174	-	-	401,145

		For the years ended December 31, 2020
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Net cash generated from/(used in) continuing operating activities	76,717	(65,529)	(234,569)	234,569	11,188
Net cash generated from/(used in) discontinued operating activities	(242,804)	381	—	—	(242,423)
Net cash used in continuing investing activities	(415,120)	(1,166,284)	—	709,051	(872,353)
Net cash generated from/(used in) discontinued investing activities	155	(735)	—	—	(580)
Net cash generated from continuing financing activities	1,502,589	917,146	284,569	(943,620)	1,760,684
Net cash generated from/(used in) discontinued financing activities	(217,500)	5,000	—	—	(212,500)

		For the years ended December 31, 2019
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Net cash generated from/(used in) continuing operating activities	124,925	1,006,301	(297,345)	297,345	1,131,226
Net cash used in discontinued operating activities	(274,623)	(3,770)	—	—	(278,393)
Net cash used in continuing investing activities	(1,500,569)	(1,289,195)	—	871,290	(1,918,474)
Net cash generated from/(used in) discontinued investing activities	10,750	(4,758)	—	—	5,992
Net cash generated from continuing financing activities	2,178,225	1,030,277	337,345	(1,168,635)	2,377,212
Net cash used in discontinued financing activities	(365,400)	—	—	—	(365,400)

		For the years ended December 31, 2018
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
Net cash generated from continuing operating activities	178,714	801,640	—	—	980,354
Net cash generated from/(used in) discontinued operating activities	(369,893)	26,743	—	—	(343,150)
Net cash used in continuing investing activities	(395,018)	(804,205)	—	—	(1,199,223)
Net cash used in discontinued investing activities	(15,445)	(16,285)	—	—	(31,730)
Net cash generated from continuing financing activities	23,873	165,376	—	—	189,249
Net cash generated from discontinued financing activities	367,900	—	—	—	367,900

		As at December 31, 2020
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	1,117,817	265,500	-	-	1,383,317
Restricted cash	1,998,323	104,103	-	-	2,102,426
Accounts and notes receivables, net	769,750	213,851	-	-	983,601
Inventories	28,265	15,868	-	-	44,133
Prepayments and other current assets	1,380,314	1,924,356	-	-	3,304,670
Short-term investments	228,371	40,276	-	-	268,647
Lease rental receivables	497,127	-	-	-	497,127
Assets held for sale	(24)	509,419	-	-	509,395
Amounts due from related parties	4,161,289	189,093	301,914	(4,377,901)	274,395
Total current assets	10,181,232	3,262,466	301,914	(4,377,901)	9,367,711
Non-current assets:
Property and equipment, net	745,096	3,334,139	-	-	4,079,235
Intangible assets, net	8,884	3,314	-	-	12,198
Goodwill	66,662	229,096	-	-	295,758
Long-term investments	221,426	-	-	-	221,426
Non-current deposits	94,496	35,149	-	-	129,645
Other non-current assets	543,780	169	-	-	543,949
Operating lease right-of-use assets	1,860,074	2,003,301	-	-	3,863,375
Lease rental receivables	647,678	-	-	-	647,678
Restricted cash	243,313	376,535	90,000	-	709,848
Amount due from related parties	320,000	-	230,000	(550,000)	-
Total non-current assets	4,751,409	5,981,703	320,000	(550,000)	10,503,112
Total assets	14,932,641	9,244,169	621,914	(4,927,901)	19,870,823
LIABILITIES
Current liabilities:
Short-term bank loans	2,128,287	954,250	-	-	3,082,537
Securitization debt	(1,680)	-	96,829	-	95,149
Accounts and notes payable	1,448,806	2,696,142	-	-	4,144,948
Accrued expenses and other liabilities	1,252,401	1,255,516	-	-	2,507,917
Customer advances and deposits and deferred revenue	271,085	1,254,966	-	-	1,526,051
Operating lease liabilities	523,632	508,829	-	-	1,032,461
Financing lease liabilities	1,581	-	-	-	1,581
Liabilities held for sale	-	193,432	-	-	193,432
Amounts due to related parties	434,644	3,773,795	205,085	(4,377,901)	35,623
Income tax payable	14,546	4	-	-	14,550
Total current liabilities	6,073,302	10,636,934	301,914	(4,377,901)	12,634,249

Non-current liabilities:
Convertible senior notes held by related parties	1,617,846	-	-	-	1,617,846
Convertible senior notes held by third parties	642,121	-	-	-	642,121
Operating lease liabilities	1,384,475	1,610,698	-	-	2,995,173
Financing lease liabilities	2,698	-	-	-	2,698
Amounts due to related parties	230,000	-	320,000	(550,000)	-
Long-term bank loan	77,587	961	-	-	78,548
Deferred tax liabilities	(102)	102	-	-	-
Other non-current liabilities	1,143	174,441	-	-	175,584
Total non-current liabilities	3,955,768	1,786,202	320,000	(550,000)	5,511,970
Total liabilities	10,029,070	12,423,136	621,914	(4,927,901)	18,146,219

		As at December 31, 2019
	Non-VIE Entities	VIEs	Plans	Eliminations	Consolidated Total
ASSETS
Current assets:
Cash and cash equivalents	1,375,224	610,189	-	-	1,985,413
Restricted cash	1,374,698	412,134	-	-	1,786,832
Accounts and notes receivables, net	1,004,290	224,705	-	-	1,228,995
Inventories	82,479	24,004	-	-	106,483
Prepayments and other current assets	1,312,953	1,415,859	-	-	2,728,812
Short-term investments	906,906	150,692	-	-	1,057,598
Lease rental receivables	483,363	-	-	-	483,363
Assets held for sale	-	64,195	-	-	64,195
Amounts due from related parties	2,826,894	195,811	157,345	(2,933,292)	246,758
Total current assets	9,366,807	3,097,589	157,345	(2,933,292)	9,688,449
Non-current assets:
Property and equipment, net	666,189	2,258,215	-	-	2,924,404
Intangible assets, net	17,570	2,838	-	-	20,408
Goodwill	60,222	229,096	-	-	289,318
Long-term investments	230,855	-	-	-	230,855
Non-current deposits	81,438	37,191	-	-	118,629
Other non-current assets	346,376	269	-	-	346,645
Operating lease right-of-use assets	2,157,468	2,051,547	-	-	4,209,015
Lease rental receivables	993,260	-	-	-	993,260
Assets held for sale	-	496,173	-	-	496,173
Restricted cash	97,604	38,096	40,000	-	175,700
Amount due from related parties	180,000	-	140,000	(320,000)	-
Total non-current assets	4,830,982	5,113,425	180,000	(320,000)	9,804,407
Total assets	14,197,789	8,211,014	337,345	(3,253,292)	19,492,856
LIABILITIES
Current liabilities:
Short-term bank loans	1,691,500	819,000	-	-	2,510,500
Securitization debt	(2,921)	-	107,820	-	104,899
Accounts and notes payable	1,319,739	2,071,644	-	-	3,391,383
Accrued expenses and other liabilities	822,051	1,183,998	-	-	2,006,049
Customer advances and deposits and deferred revenue	211,566	1,277,064	-	-	1,488,630
Operating lease liabilities	541,408	434,067	-	-	975,475
Financing lease liabilities	1,363	-	-	-	1,363
Liabilities held for sale	-	74,242	-	-	74,242
Amounts due to related parties	261,996	2,631,540	49,525	(2,933,292)	9,769
Income tax payable	7,358	-	-	-	7,358
Total current liabilities	4,854,060	8,491,555	157,345	(2,933,292)	10,569,668

Non-current liabilities:
Convertible senior notes held by related parties	680,104	-	-	-	680,104
Convertible senior notes held by third parties	680,104	-	-	-	680,104
Operating lease liabilities	1,672,881	1,716,027	-	-	3,388,908
Financing lease liabilities	2,072	-	-	-	2,072
Amounts due to related parties	140,000	-	180,000	(320,000)	-
Deferred tax liabilities	726	102	-	-	828
Liabilities held for sale		118,704	-	-	118,704
Other non-current liabilities	4,147	133,037	-	-	137,184
Total non-current liabilities	3,180,034	1,967,870	180,000	(320,000)	5,007,904
Total liabilities	8,034,094	10,459,425	337,345	(3,253,292)	15,577,572

Exhibit B

		As at December 31
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,985,413	1,383,317	212,003
Restricted cash (including restricted cash of the consolidated VIEs of RMB412,134 and RMB104,103 (US$15,954) as of December 31, 2019 and 2020, respectively, that can be used only to settle obligations of the consolidated VIEs)		1,786,832	2,102,426	322,211
Accounts and notes receivables, net of allowance of RMB86,152 and RMB249,484 (US$38,235) as of December 31, 2019 and 2020, respectively	6	1,228,995	983,601	150,743
Inventories		106,483	44,133	6,764
Prepayments and other current assets	7	2,728,812	3,304,670	506,460
Short-term investments		1,057,598	268,647	41,172
Lease rental receivables	10	483,363	497,127	76,188
Assets held for sale	4	64,195	509,395	78,068
Amounts due from related parties	22	246,758	274,395	42,053
Total current assets		9,688,449	9,367,711	1,435,662
Non-current assets:
Property and equipment, net (including property and equipment, net of the consolidated VIEs of RMB61,488 and RMB69,675 (US$10,678) as of December 31, 2019 and 2020, respectively, that can be used only to settle obligations of the consolidated VIEs)	8	2,924,404	4,079,235	625,170
Intangible assets, net	9	20,408	12,198	1,869
Goodwill	12	289,318	295,758	45,327
Long-term investments	11	230,855	221,426	33,935
Non-current deposits		118,629	129,645	19,869
Other non-current assets		346,645	543,949	83,364
Operating lease right-of-use assets	10	4,209,015	3,863,375	592,088
Lease rental receivables	10	993,260	647,678	99,261
Assets held for sale	4	496,173	—	—
Restricted cash (including restricted cash of the consolidated VIEs of RMB38,096 and RMB376,535 (US$57,707) as of December 31, 2019 and 2020, respectively, that can be used only to settle obligations of the consolidated VIEs)		175,700	709,848	108,789
Total non-current assets		9,804,407	10,503,112	1,609,672
Total assets		19,492,856	19,870,823	3,045,334

B-2

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities ~~(including current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB5,967,835 and RMB6,959,968 (US$1,066,664) as of December 31, 2019 and 2020, respectively):~~

Short-term bank loans (including short-term bank loans of the consolidated VIEs without recourse to the primary beneficiary of RMB819,000 and RMB954,250 (US$146,245) as of December 31, 2019 and 2020, respectively)	13	2,510,500	3,082,537	472,419
Securitization debt (including securitization debt of the consolidated VIEs without recourse to the primary beneficiary of RMB107,820 and RMB96,829 (US$14,840) as of December 31, 2019 and 2020, respectively)	15	104,899	95,149	14,582
Accounts and notes payable (including accounts and notes payable of the consolidated VIEs without recourse to the primary beneficiary of RMB2,071,644 and RMB2,696,142 (US$413,203) as of December 31, 2019 and 2020, respectively)		3,391,383	4,144,948	635,241
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,183,998 and RMB1,255,516 (US$192,417) as of December 31, 2019 and 2020, respectively)	14	2,006,049	2,507,917	384,355
Customer advances and deposits and deferred revenue (including customer advances and deposits and deferred revenue of the consolidated VIEs without recourse to the primary beneficiary of RMB1,277,064 and RMB1,254,966 (US$192,333) as of December 31, 2019 and 2020, respectively)		1,488,630	1,526,051	233,878
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB434,067 and RMB508,829 (US$77,981) as of December 31, 2019 and 2020, respectively)	10	975,475	1,032,461	158,232
Financing lease liabilities	10	1,363	1,581	242
Liabilities held for sale (including liabilities held for sale of the consolidated VIEs without recourse to the primary beneficiary of RMB74,242 and RMB193,432 (US$29,645) as of December 31, 2019 and 2020, respectively)	4	74,242	193,432	29,645
Amounts due to related parties	22	9,769	35,623	5,459
Income tax payable (including income tax payable of the consolidated VIEs without recourse to the primary beneficiary of RMBnil and RMB4 (US$nil) as of December 31, 2019 and 2020, respectively)	17	7,358	14,550	2,230
Total current liabilities		10,569,668	12,634,249	1,936,283

Non-current liabilities ~~(including non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,967,870 and RMB1,786,202 (US$273,746) as of December 31, 2019 and 2020, respectively):~~

Convertible senior notes held by related parties	16, 22	680,104	1,617,846	247,946
Convertible senior notes held by third parties	16	680,104	642,121	98,409
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB1,716,027 and RMB1,610,698 (US$246,850) as of December 31, 2019 and 2020, respectively)	10	3,388,908	2,995,173	459,030
Financing lease liabilities	10	2,072	2,698	413
Long-term bank loan (including long-term bank loan of the consolidated VIEs without recourse to the primary beneficiary of RMBnil and RMB961 (US$147) as of December 31, 2019 and 2020, respectively)	13	—	78,548	12,038
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB102 and RMB102 (US$16) as of December 31, 2019 and 2020, respectively)	17	828	—	—
Liabilities held for sale (including liabilities held for sale of the consolidated VIEs without recourse to the primary beneficiary of RMB118,704 and RMBnil (US$nil) as of December 31, 2019 and 2020, respectively)	4	118,704	—	—
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary of RMB133,037 and RMB174,441 (US$26,733) as of December 31, 2019 and 2020, respectively)		137,184	175,584	26,907
Total non-current liabilities		5,007,904	5,511,970	844,743
Total liabilities		15,577,572	18,146,219	2,781,026